

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

<u>Via E-mail</u>
Brett Roper
Chief Operating Officer
Medicine Man Technologies, Inc.
13791 E. Rice Place, Suite 107.
Aurora, CO 80015

   Re: Medicine Man Technologies, Inc.
      Registration Statement on Form S-1
      Filed April 14, 2015
      File No. 333-203424

Dear Mr. Roper:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise your cover page to clarify whether your securities will be offered on a delayed or continuous basis under Rule 415.

Risk Factors

Risks Related to Our Operations, page 7

General

3.   Please revise to include a risk factor to make clear, if true, that management does not have any public company experience.

4.   Please remove the disclaimer at the bottom of page 15, which implies there are other material risks that you have not disclosed.

Although we believe we will have contractual right…., page 8

5.   Please revise this subcaption and narrative to remove mitigating disclosure regarding steps that will be undertaken to protect Medicine Man Denver's intellectual property rights, which mitigates the risk you are describing.

6.   Please also include a separate risk factor to discuss the non-exclusive nature of your license.

Risks Related to Our Industry

Our proposed business is dependent on state laws…, page 10

7.   Please supplement your disclosure in this risk factor to clarify that the Federal Controlled Substances Act supercedes all permissive state laws

Selling Stockholders, page 16

8.   We note it appears that you are registering the resale of all of the shares outstanding held by non-management. We note further that you have characterized each selling stockholder as an underwriter in the Plan of Distribution section. As such, please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Alternatively, please revise the registration statement to specifically identify each selling stockholder as an underwriter and clarify that each such selling stockholder must resell his or her shares at a fixed price for the duration of the offering, even after you become quoted or listed. Refer to C&DI, Securities Act Rules 612.09. We may have further comment once we have reviewed your response.

9.   Please update your footnote disclosure in this section to fully discuss the nature of any position or other material relationship your selling stockholders have had with the

Brett Roper
Medicine Man Technologies, Inc.
May 11, 2015
Page 3

company, its predecessors and/or affiliates in accordance with Item 507 of Regulation S-K as applicable.

10. Please identify any selling stockholders that are broker-dealers or affiliates thereof, if applicable.

Management's Discussion and Analysis or Plan of Operations

Overview, page 21

11. Please revise here and in the business section to fully delineate the payment structure relating to the various services provided under your license. For instance, we note from your disclosure in the business section that you have a reference network for prospective clients specializing in ingestibles products. We also note your reference to the "participation" of a design build general contractor. Please describe the services that you have already provided in connection with each of these extension services.

Liquidity and Capital Resources, page 21

12. Please expand to discuss the company's specific cash requirements for next 12 months to continue its operations.

Critical Accounting Policies and Estimates, page 22

13. Please include a discussion of how you value and record the stock issued for services.

Leases, page 22

14. We note several instances throughout your document, where old references to US GAAP have been made. Please revise your filing to reference the appropriate ASC section.

License Agreement with Medicine Man Denver, page 23

15. Please revise to provide a more fulsome discussion of technology related to the proprietary processes granted to you under this license and to discuss how you intend to use this license and the rights granted to you thereunder in executing your business.

16. Please revise to disclose what consideration was transferred to Medicine Man Denver for the license and when the agreement was entered into. In addition, please tell us how you accounted for the license agreement and literature relied upon. Please ensure appropriate disclosures are made within the audited financial statements.

Description of Business

Our Current Business, page 24

17.   We note that you have generated approximately $375,000 in revenues arising out of your current licensing arrangements. Please revise to more fully discuss these arrangements, including the specific activities you perform in connection with each such arrangement.

18.   Please also expand to provide parallel disclosure for the contracts you have in place for $450,000 of new work during 2015.

19.   Please describe more fully the technology and training provided pursuant to your license.

Government Regulation, page 28

20.   Please revise your disclosure to better explain the illegality under federal law of generating revenues indirectly from the sale of cannabis products.

21.   We note your disclosure regarding the current administration's policy regarding the use and distribution of medical. Please update this disclosure to better clarify that certain permissive state laws referenced herein do not supersede the prohibitions set forth in the federal drug laws.

22.   We note your reference in this section to a third party regarding current policies and your disclosure regarding the Department of Justice's current application of the Controlled Substance Act. Please revise to better discuss the effect of currently existing governmental regulations on your business as required by Item 101(h)(4)(ix) of Regulation S-K.

Management

Executive Officers, Directors and Key Personnel, page 30

23.   Please briefly describe the respective experience, qualifications, attributes or skills that led to the conclusion that each of Messrs. Roper and Toreson should serve as a director.

Certain Relationships and Related Transactions, page 33

24.   Please discuss the nature of the transaction in connection with the outstanding indebtedness owed to you by your licensor or advise. Refer to Item 404(a) of Regulation S-K.

Interests of Named Experts and Counsel, page 35

25.   We note that Mr. Telsey will receive an additional 25,000 shares of common stock upon
        effectiveness of the registration. Please tell us whether your obligation to issue such
        shares contingent upon him providing a legality opinion. If so, please disclose the
        contingent nature of this arrangement. Refer to Item 509 of Regulation S-K.

Notes to Financial Statements, page F-7

Revenue Recognition and Related Allowances., page F-7

26.   Please revise to provide a more detailed discussion of the terms of your contracts,
        including the services to be provided, and the methods under which you will recognize
        revenue. Also, clarify what you mean by the disclosure that fees under initial contracts
        are non-refundable by explaining their term and the services to be provided.

Note 2. Capital Stock, page F-8

27.   Please revise to disclose the value of the shares issued in each transaction and how you
        determined it. Ensure that the issuances and ascribed values reconcile to the statement of
        changes in stockholders' equity and to the amounts expensed, as appropriate.

Note 9. Subsequent Events, page F-10

28.   Please revise to clarify how contracts with your customers are structured such that the
        amounts associated with the January, 2015 events resulted in amounts due and payable to
        you.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

29.   For each of the referenced transactions, please revise to describe the exemption from
        registration you may have relied upon, including the facts that support such exemption.
        We may have further comment based on your response. Refer to Item 701(d) of
        Regulation S-K.

Exhibit 23.1

30.   We note that the consent is dated April 10, 2015 and that it references an audit report of
        the same date, while the audit report in the registration statement is dated April 13, 2015.
        Please revise to resolve this discrepancy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Andrew I. Telsey, Esq.
       Andrew I. Telsey, P.C.